Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

490 Boulevard St-Joseph, Suite 204

Gatineau, Quebec

J8Y 3Y7

2.	Date of Material Change

January 30, 2019

3.	News Release

A news release dated January 30, 2019 was disseminated through the facilities of Globe Newswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company announced on January 30, 2019 that it had closed its previously disclosed marketed offering of 8,855,000 common shares at a price of C$6.50 per share for aggregate gross proceeds of C$57,557,500, which includes the exercise of the full over-allotment option of 1,155,000 common shares.

5.	Full Description of Material Change

The Company announced on January 30, 2019 that it had closed its previously disclosed marketed offering (the “Offering”) of 8,855,000 common shares at a price of C$6.50 per share for aggregate gross proceeds of C$57,557,500, which includes the exercise of the full over-allotment option of 1,155,000 common shares.

The Company intends to use the net proceeds from the Offering for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies.

CIBC Capital Markets and BMO Capital Markets were the lead underwriters and joint book-running managers and Oppenheimer & Co. Inc. was the co-lead underwriter for the Offering. The co-managers for the Offering were AltaCorp Capital Inc., Beacon Securities Limited, Bryan, Garnier & Co Ltd, Cormark Securities Inc., Eight Capital, GMP Securities L.P., Laurentian Bank Securities Inc., PI Financial Corp. and Roth Capital Partners, LLC.

The common shares were offered in each of the provinces and territories of Canada by way of a prospectus supplement dated

January 24, 2019 to the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 and in the United States pursuant to a registration statement on Form F-10 in accordance with the U.S./Canada Multijurisdictional Disclosure System.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ed Chaplin, Chief Financial Officer

1-866-438-THCX (8429)

invest@THCX.com

9.	Date of Report

January 31, 2019